Filed Pursuant to Rule 433

Registration No. 333-152562

September 14, 2009

Textron Inc.

$350,000,000 6.20% Notes due 2015 and $250,000,000 7.25% Notes due 2019

Pricing Term Sheet

Issuer:	Textron Inc.
Security:	6.20% Notes due 2015	7.25% Notes due 2019
Size:	$350,000,000	$250,000,000
Maturity Date:	March 15, 2015	October 1, 2019
Coupon:	6.20%	7.25%
Interest Payment Dates:	March 15 and September 15, beginning March 15, 2010	April 1 and October 1, beginning April 1, 2010
Price to Public:	99.881%	99.749%
Benchmark Treasury:	2.375% due August 31, 2014	3.625% due August 15, 2019
Benchmark Treasury Price and Yield:	100-3+; 2.351%	101-25+; 3.410%
Spread to Benchmark Treasury:	387.5 bps	387.5 bps
Yield:	6.226%	7.285%
Make-Whole Call:	T + 50 bps	T + 50 bps
Expected Settlement Date (T+3):	September 17, 2009	September 17, 2009
CUSIP / ISIN:	883203BP5 / US883203BP53	883203BQ3 / US883203BQ37
Anticipated Ratings (Moody’s/S&P/Fitch):	Baa3/BBB-/BB+	Baa3/BBB-/BB+

Joint Book-Running Managers:	Banc of America Securities LLC Barclays Capital Inc. Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities Inc.

Senior Co-Managers:	BNP Paribas Securities Corp. Mitsubishi UFJ Securities (USA), Inc. Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Calyon Securities (USA) Inc. SG Americas Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322 or email dg.prospectus_distribution@bofasecurities.com; or by calling Barclays Capital Inc. at 1-888-603-5847; or by calling Citigroup Global Markets Inc. at 1-877-858-5407; or by calling Goldman, Sachs & Co. at 1-866-471-2526 or email prospectus-ny@ny.email.gs.com; or by calling J.P. Morgan Securities Inc. at 1-718-242-8002.